FOREFRONT, INC.
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                        1413 SOUTH HOWARD AVE. SUITE 104
                               TAMPA,   FL   33606
                     PHONE: 813-252-2267/ FAX: 813-253-2287

July 26, 2001

VIA  FAX  202-942-9516
United States Securities and Exchange Commission
Washington D.C.     20549

Re:   Form  SB-2
      File  No.  333-62248
      Filed  June 4, 2001

Dear  Sir  or  Madam:

Please  consider  this  our notification of withdrawal of the above Registration
Statement under SEC Rule 477.     Please  note:

1.  The  Registration  Statement  being  withdrawn  is  as  follows:

        Forefront,  Inc.
        Registration Statement on Form SB-2
        Filed June 4, 2001
        File  No.  333-62248

2.  The  reason  for  the  withdrawal  is  as  follows:

Your office (Division of Corporation Finance) presented a comment to our filing that required a withdrawal. It was explained that an amendment would not address the issue due to your policy that an amendment to the filing will not satisfy the issue. The issue centered on whether there was a completed Section 4(2) transaction in relation to the equity line--you believed the investor was not bound to purchase for one reason. The specific comment was that a provision of the equity line, one that provided for an additional funding later after the main funding, was, in effect, a warrant, and not properly part of the equity line-- tantamount to the investor not being committed to the agreement to purchase securities. You explained that you had not brought this up in the review of a prior filing by us but a more careful read of the subject filing by you brought up this one point that would require a withdrawal. Based upon discussions we determined it best to withdraw the filing and immediately file a new Registration Statement. The new filing will address, in our opinion, the matter we discussed, by removal of the language on this one point (as well as changes to consider other comments you have) and will be filed on or about this date.

3. No sale of securities occurred under the registration statement being withdrawn.

4. Our Company may undertake a subsequent private offering in reliance on Rule 155(c).

Sincerely  yours,

/s/  Santu Rohatgi
Santu Rohatgi
President

July 26, 2001


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